U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934






                                 BAD TOYS, INC.
                 (Name of Small Business Issuer in its charter)

            Nevada                                        33-0677545
   -----------------------                             ----------------
(State or other jurisdiction of                        (I.R.S.  Employer
incorporation or organization)                      Identification Number)



                   2344 Woodridge Avenue, Kingsport, TN 37664
                   ------------------------------------------
                    (Address of principal executive offices)

                                  423-247-9560
                           ---------------------------
                           (Issuer's Telephone Number)





          Securities to be registered under Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered

              None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $0.01 par value
                          -----------------------------
                                (Title of Class)

                             DESCRIPTION OF BUSINESS

Business Development

     Bad Toys, Inc. (the "Company") was incorporated on April 21, 1995 in the State of Nevada. Our initial operations were conducted in southern California but were moved to Kingsport, Tennessee in 1996. We first had revenues from operations in March, 1998.

Business of the Company

         The Company

         o manufactures for sale Harley-Davidson-type motorcycles from component parts,

         o    rebuilds used Harleys for resale,

         o    maintains a customizing and motorcycle servicing operation and,

         o special orders premium accessories, parts, customizing items and apparel related to Harley-Davidson motorcycles.

     Distribution Methods
     --------------------

     We propose to market our custom manufactured, V-Twin, HD-type motorcycles on a national basis. We presently sell premium accessories, parts, customizing items and apparel through our Kingsport, Tennessee, retail outlet. We project revenue increases to come from expansion to locations in additional cities and from sales through catalogs we propose to distribute nationally. Subject to availability of capital, we forecast the opening of nine additional stores during the first 60 months.

     New Products and Services
     -------------------------

     Through 1998 our efforts were limited to opening our first manufacturing and retail facility in Kingsport, Tennessee. The facility was opened for business in March 1998 and is equipped to conduct the business described above in "Business of the Company."

     Subject to the availability of additional capital, we will manufacture V-Twin, Harley-Davidson-type motorcycles from component parts in five basic styles for sale:

                  1. Traditional-classic
                  2. Pro Street
                  3. Outlaw Low Riders
                  4. Tour Glide package
                  5. Street Custom conversion

     Options will include high performance Evo or Pan/Shovel engines, transmissions and ignition systems. A choice of frames will be available for softtail or rigid erection and wide glide or springer front ends. The customer will have a wide variety of fenders and dress to choose from.

     We will acquire and recondition used Harley-Davidson motorcycles for resale. All resale bikes will be in like-new condition. This includes

     o   new tires, paint and chrome,

     o   polished aluminum and,

     o   excellent running condition.

We are not in the "used - as is" resale business.

     We will offer a complete "ground-up," custom-design, special construction motorcycle that incorporates all the customers' desires.

     Bolt-on Custom  Conversion.
     --------------------------
     We will emphasize bolt-on upgrades like billet grips, pegs, mirrors, chrome bolts and custom seats. In addition to maintaining an extensive inventory of high-demand upgrade parts, we will provide immediate installation service so that the customer - you - can drive out on your new, improved bike.

     Motorcycle Repair Service.
     -------------------------
     One of the highlights we propose is a high level of service excellence coupled with quick turnaround. We intend to revolutionize the service segment of this business by operating seven days a week, twenty-four hours a day. We will maintain four service crews with four days on, twelve hours per day and four days off. This scheduling technique will greatly enhance customer access, quick turnaround and customer satisfaction plus provide us with the highest employee morale.

     During our retail business hours, 8 am to 8 pm, the service department will be dedicated to quick turnaround service: first priority - one hour or less, and second priority - same day repairs, three hours or less.

     The second shift  service crew, 8 pm to 8 am, will be  responsible  for the
major  repair  jobs,   custom  work,   assembly  of  our  V-Twin   products  and
reconditioning of used Harley-Davidsons for resale.

     Since our primary objective is customer service, the day shift service crew should be fully staffed with six senior mechanics, three helpers and a service manager. When variations in quick turnaround business occur, the staff on the day shift will be assigned to second shift projects.

     The second shift should be staffed on a flexible basis with a minimum crew of a night service manager and three senior mechanics to a full crew with six senior mechanics and three helpers. As business volume should increase, the assembly of V-Twin HD-type bikes and ground up customs will be relocated to a separate facility.

     Retail  Parts and  Accessories.
     ------------------------------
     The fixed displays in the showroom will premiere the high markup, bolt-on, premium custom items in bullet aluminum or chrome. We believe this will elicit maximum customer impulse purchasing. Product lines we maintain include Pro One, Bay Area Custom, J. Brake, Arlen Ness and Performance Machine.

     We believe we will have the only customer self-service station that includes all available catalogs and parts books plus a user-friendly computer terminal and screen. Via the computer, you will be able to easily locate the desired part and print an express parts purchase order. You can then proceed to the express service register to experience the quickest parts purchase in the industry.

     Advertising.
     -----------
     We  propose  to  implement  a   consistent,   high  quality  and  effective
advertising program consisting of:

                  1.  Newsletters:  monthly or quarterly
                  2.  Direct mail - motorcycle listings
                  3.  Cycle magazines
                  4.  Nontraditional magazines
                  5.  Internet home page

     The  newsletter  will  highlight  new  product  introductions,   repair  or
maintenance subjects, after-market product evaluations, local and major national events and periodic Company-advertised specials.

     Direct mail will include an annual mailing of a high-quality brochure. The brochure will market our custom-built motorcycle program, our mail order catalog program and the availability of refurbished or new motorcycles for sale. By specific request we will add an addressee to our newsletter mailing list.

     Our monthly program will be a consistent premium-quality advertisement in all high-circulation magazines for Harley-Davidson riders such as American Iron, Hot Bike, etc. We plan one-half to full-page, two-color ads for custom manufacture and catalog sales.

     Bad Toys plans to commence a non-traditional advertising program in magazines such as Newsweek, Time, Sports Illustrated, and the New Yorker. Thanks to high-profile individuals such as Malcom Forbes and Arnold Schwarzenegger, the demographics for Harley-Davidson riders now span every social economic group from truck drivers to company presidents, doctors, lawyers and accountants. Upper-middle class to the wealthy now comprise the largest group of Harley riders.

     Competition
     -----------

     Licensed Harley-Davidson dealerships generally offer for sale only new, manufactured HD motorcycles. Dealerships generally do not maintain significant inventories of used or custom-built motorcycles for resale to the riding public. Individuals account for the majority of used motorcycle sales with the remainder being provided by small, under-capitalized, sole-proprietor motorcycle shops. Titan has commenced to use some of these shops as a distribution network for its motorcycles, but Titan does not compete at Harley-Davidson prices.

     The provision of special construction, custom-built motorcycles, HD type, as we propose to do, is an emerging market. Only a few companies like Arlen Ness, Ultra, CMC and Titan are adequately capitalized to offer this service. This segment has been treated as an ancillary business and not as a primary focus. There are currently few companies that are manufacturing custom-built motorcycles for inventory for sale. Bad Toys proposes to maintain a ten to fifteen, custom-built-motorcycle inventory at each location in addition to our ground-up, custom-built, customer-selected program.

     Repair service is the most neglected segment in the motorcycle business. Dealers provide the most significant competition in this arena, as they are adequately capitalized, maintain a significant number of service bays, and have large inventories of parts. Dealerships typically have the negative attributes of limited hours for access - 8 am to 5 pm, closed Sundays - and no concept of quick service turnaround. In essence, the traditional queuing system is the foundation for all repair service; i.e., if the customer needs a three-hour seal replacement, he can leave the bike for a month. Small shops exhibit the same characteristics as the large dealerships, but service turnaround is further exaggerated by limited inventories and no capital. In many instances the small shop has to collect the money from the customer in advance to purchase the necessary replacement parts; this, of course, extends the service turnaround time.

     Supplies
     --------

     We obtain our supplies from Harley-Davidson and other manufacturers of motorcycle parts, such as Pro One, Bay Area Custom, J. Brake, Arlen Ness and Performance Machine. These supplies are readily available.

     Dependence on Major Customers
     -----------------------------

     We are not dependent on any major customers.

     Patents, Trademarks and Licenses
     --------------------------------

     We own no patents or trademarks. We are not a licensed Harley Davison dealer, as we do not sell new Harley Davidson motorcycles.

     Government Approval and Regulations
     -----------------------------------

     We need no U.S. Department of Transportation approval to build special construction motorcycles that are custom-made to a customer's order, to rebuild motorcycles or to assemble a motorcycle from component parts that are available in the open market. Our business is subject to no government regulations other than those of OSHA, regulating safety in the workplace, and those of EPA, regulating the disposal of oil, grease, and tires and the prevention of pollution.

     Research and Development
     ------------------------

     We have expended no funds during the last two years on research and development.

     Cost of Compliance with Environmental Laws
     ------------------------------------------

     The expense of complying with environmental regulations is of minimal consequence.

     Employees
     ---------

     We employ five persons, four persons full time and one person part time.

                         MANAGEMENT'S PLAN OF OPERATION

     The Company's plan of operation for the next twelve months is to expand our operations in Kingsport, Tennessee and to open a second facility from which to conduct our business in Phoenix, Arizona.

     The lessor of our Kingsport facility has agreed to add an additional 3,000 square feet to the facility during 1999. The lessor will bear all the costs of this expansion but will charge additional rent once the expanded space is in use.

     We plan, subject to the availability of capital, to add approximately $50,000 in inventory to the present approximately $140,000 in inventory in order to offer a complete line of equipment, helmets and soft goods. We also plan to add approximately $30,000 in plant equipment (benches, lifts, a milling machine and a drill press) in order to eliminate the present practice of subcontracting all our machine work.

     We plan to open a second facility in Phoenix, Arizona in March 1999, subject to the availability of capital. We plan for the facility $50,000 in shop equipment and, depending upon available capital, between $50,000 and $300,000 in inventory.

     We believe our Tennessee facility will cash flow positively by March 1999 and that the planned Phoenix facility will cash flow positively within 90 days after opening for business.

     A  shareholder,  David  Barrick of Phoenix,  Arizona  (Barrick  Properties,

LLC), has advanced funds to the Company for working capital and offers to continue to advance working capital funds, as needed, during 1999. Should the above plans be realized, we would add approximately fifteen employees to our payroll.

                                   PROPERTIES

     The Company leases a retail and manufacturing operation at a single facility in a specially designed 3,000-square-foot retail and service building. The retail facility is at 2046 West Stone Drive, Kingsport, Tennessee 37660.

     The facility is in a high traffic area with approximately 15,000 vehicles passing by a day. The facility is easily accessible by freeway and should draw customers from a 150-mile radius with a population of 3,000,000 people. The property has ample parking and an outside area for weekend events and motorcycle display.

     The forward area of the showroom is for the display of company custom-built and rebuilt Harleys for sale.

     The facility showroom, when stocked with inventory, will emphasize permanently affixed displays of products with secured inventory storage compartments. This should provide an efficient use of display space, increased security, efficient showroom stocking maintenance and enhanced inventory control.

     The showroom will be organized to allow for variation in location of displays to accommodate customer traffic flow within the store and to heighten interest.

     The warehouse area of the facility has adequate space to stock and store quantities of all items on display in the showroom in addition to numerous other mechanical parts and items not displayed which are in daily demand.

     The service and assembly area is large enough to house a staff of mechanics and service personnel and is capable of accommodating the custom building and rebuilding of motorcycles.

     The lease on the facility expires in September 2002.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of December 31, 1998, the number of shares of Common Stock of the Company beneficially owned by each officer and director of the Company, individually and as a group, and by each person known to the

Company  to be the  beneficial  owner of more than five  percent  of the  Common
Stock.

                                    Number of
                                    Shares of
                                   Common Stock       Percent
                                   ------------       -------
         Larry N. Lunan             4,221,350(1)       79.6

         Susan H. Lunan             3,435,125(2)       63.6

         Roger A. Warren               40,000           0.8

         Monte W. Barrick(3)          287,500           5.4

         Officers and Directors     4,548,850          85.8
         as a group (3 persons)

         -------------------------

         (1) Includes 3,435,125 shares owned of record by Susan H. Lunan, Mr. Lunan's spouse.

         (2)      These shares are also attributed to Mrs. Lunan's spouse, Larry
                  N. Lunan, but Mr. Lunan disavows any beneficial interest in the shares.

         (3) Mr. Barrick is attributed the shares held of record by Barrick Properties, LLC, a company affiliated with him.

Changes in Control

     There are no arrangements which may result in a change in control of the Company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The Company's directors, officers and significant employees occupying executive officer positions, their ages as of January 10, 1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                  Director's
                                                     Director       Term
       Person               Positions and Offices     Since         Expires
       ------               ---------------------     -----         -------

 Larry N. Lunan, 58         President, CEO and        1998           1999
                            Chairman of the Board
                            of Directors

 Roger A. Warren, 34        Vice President, CFO,      1995           1999
                            Secretary and Director

 Monte W. Barrick, 28       Director                  1996           1999


     LARRY N. LUNAN.
     --------------
     Mr. Lunan founded Bad Toys, Inc. in March 1995 and had been involved in its formation since July 1994. Mr. Lunan has been an active hobbyist since the mid-1950s. Since 1982, Mr. Lunan has been active in development-stage companies and capital formation for these entities. The most successful of these enterprises was Callaway Golf which is currently traded on the New York Stock Exchange. Most recently, Mr. Lunan has served as president, CEO and chairman of the board of a Nevada corporation mining company. Mr. Lunan founded and has served since 1982 as president of Fors Capital Corporation, a business consulting firm. Fors Capital assists in the formation of development-stage companies, and Mr. Lunan has held positions with start-up companies as CEO or president. Mr. Lunan received a certified public accountant certificate in 1968 and was an accountant with Haskins & Sells from 1967 to 1971.

     ROGER A. WARREN.
     ---------------

     Mr.  Warren  is a  C.P.A.  for  Stafford  &  Warren,  LLP,  a  C.P.A.  firm specializing in small, start-up, and development-stage companies. Client industries served include manufacturing enterprises, real estate, professional service corporations, mining operations, and environmental clean-up. Mr. Warren was an accountant with Arthur Young & Co. from 1986 to 1990 and received a certified public accounting certificate in 1990.

     MONTE W. BARRICK.
     ----------------
     Mr. Barrick is president and chief financial officer of Barrick Properties LLC. The company is based in Phoenix, Arizona, and is a closely held (family owned) investment holding company. Barrick Properties, LLC was formed in 1976. Its investments have included mining companies, energy production companies (oil and gas), equine syndications and holdings in the banking industry and auto dealerships (Ford and Chevrolet). Most recently the company has been specializing in properties for destination resort and gaming activities. Prior to joining Barrick Properties, LLC, Mr. Barrick was employed in the vitamin and health food industry in positions in finance, production and distribution. Mr. Barrick is a recent motorcycle enthusiast with a background in off-road racing specializing in ATV sports.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the Company. During the period, no executive officer of the Company received compensation that exceeded $100,000.






                           Fiscal           Annual         Compensation
              Name          Year            Salary             Bonus
         Larry N. Lunan,    1998            $50,000           $35,000
         President
                            1997            $27,000              -

                            1996            $27,000              -

     During the last three fiscal years, no executive officer of the Company other than its president, Larry N. Lunan, has been granted stock options, stock appreciation rights, or stock in exchange for services. The Company has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one fiscal year.

     Directors of the Company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There were no transactions during the last two fiscal years, and there are no proposed transactions, that involve amounts in excess of $60,000 to which the Company was or is to be a party in which any director, executive officer, beneficial owner of more than five percent of the Company's Common Stock, or members of their immediate families had, or is to have, a direct or indirect material interest, other than the following:

     D.W. Barrick of Phoenix, Arizona is the father of Monte W. Barrick, a director of the Company. During the last two years, D.W. Barrick has loaned an aggregate of $38,094 to the Company, for working capital, at an annual interest rate of 10.5 percent. The loans are convertible into common Stock of the Company at a conversion price of $.50. Interest payments on the notes were paid in the amount of $551 on December 30, 1997 and $1,525 on December 1, 1998.

     D.W. Barrick has made a continued offer to advance needed working capital to the Company during 1999 on the same terms.

                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue ten million shares of Common Stock ($0.01 par value). The presently outstanding shares of Common Stock are fully paid and nonassessable.


Common Stock

     Voting  Rights.
     --------------
     Holders of shares of Common Stock have one vote a share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the board of directors can elect all members of the board of directors.

     Dividend Rights.
     ---------------
     Holders of record of shares of Common Stock receive dividends when and if declared by the board of directors out of funds of the Company legally available therefor.

     Liquidation Rights.
     ------------------
     Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

     Preemptive  Rights.
     ------------------
     Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

     Registrar and Transfer Agent.
     ----------------------------
     The Company's registrar and transfer agent is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 87501.

     Dissenters' Rights.
     ------------------
     Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's Certificate of Incorporation.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     There is no public trading market for the Company's Common Stock. We have applied for OTC Bulletin Board quotation rights, and we expect our Common Stock to be quoted by April 1999.

     On December 31, 1998 there were 5,3550,000 shares of Common Stock outstanding. An additional 1,107,520 shares of Common Stock are subject to outstanding options to purchase, or securities convertible into, such shares of stock.

     On December 31, 1998, some 1,042,625 shares of our outstanding shares of Common Stock could be sold pursuant to Rule 144 under the Securities Act of 1933.

     During the period from September 14, 1998 through the day prior to the effective date of this Form 10-SB, we offered 1,000,000 shares of our Common
Stock to the public in several states pursuant to the exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission. As of January 31, 1999, 99,930 of these shares had been sold.

Holders

     As of January 31, 1999 there were approximately 74 holders of record of our Common Stock.

Dividends

     We have paid no dividends to our stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither  the  Company  nor our  property  is a party to any  pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.

                     RECENT SALES OF UNREGISTERED SECURITIES

     During the period from January 1, 1996 through March 13, 1998 the Company sold 310,400 shares of our Common Stock in an offering exempt from registration pursuant to the provisions of Regulation D, Rule 506 of the Securities and Exchange Commission. No underwriters were used to effect the sales. All sales were made in exchange for services rendered to the Company, except that one sale was made in exchange for prepaid rent of the Company's leased facilities. The names of the persons who exchanged their services or prepaid rent for shares of stock, the dates the shares were exchanged for services or prepaid rent, the number of shares issued and the value of the shares on the dates of the exchanges are set forth below:





                                                                       No. of
                                                                       Shares           Value of
                 Person                       Date                     Issued            Shares
                 ------                       ----                     ------            ------
         Barrick Properties, LLC            05-31-96                   37,500            $ 7,500

         Wesley Culbertson                  05-31-96                   10,000              2,000

         Stanley Carlson                    12-31-96                    1,000                200

         Frank Eckles                       12-31-96                    1,000                200

         Donald M. Harper                   12-31-96                   20,000              4,000

         Clinton L. and Sheila K.
            Hubbard                         12-31-96                    4,000                800

         Susan H. Lunan                     12-31-96                    1,500                300

         Mario W. Mainero, Inc.             12-31-96                   10,000              2,000

         Gary C. and Andrea W.
            Andes                           12-31-97                   62,400             31,200(1)

         Susan H. Lunan                     12-31-97                   90,000             45,000

         Larry Lunan                        03-13-98                   10,000              5,000

         Steve Snyder                       03-13-98                   54,000             27,000
         -------------------------

     (1) Five years' prepaid rent.


     All of the above persons had a preexisting relationship with the Company and our president, Larry N. Lunan. Some of the persons are employees of the Company. Susan H. Lunan is the spouse of Larry N. Lunan. The Andes are the lessors of our facilities. Barrick Properties, LLC. is under the ownership and control of David Barrick, a longtime friend of Larry N. Lunan and the lender of much of the working capital of the Company. Mr. Barrick's outstanding loans to the Company are convertible, at his option, into Common Stock of the Company at a conversion price of $.50 a share.

     During the period from September 14, 1998 until the day before the effective date of this Form 10-SB, the Company conducted a public offering of 1,000,000 shares of its Common Stock at $1.00 a share pursuant to the exemption from registration provided by Regulation D, Rule 504. As of February 22, 1999, some 105,930 of the offered shares had been sold. The offering was made only in states where no state registration of the securities was required.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the Company:

Independent accountant's report  . . . . . . . . . . . . . . . 18

Balance Sheets for the Years Ended
  December 31, 1998 and December 31, 1997. . . . . . . . . . . 19

Statements of Income and Retained Earnings
  for the Years Ended December 31, 1998
  and December 31, 1997 . . . . . . . . . . . . . . . . .. . . 20

Statements of Cash Flows for the Years Ended
  December 31, 1997 and December 31, 1998 . . . . . . . . .. . 21

Statements of Changes in Stockholders' Equity
  for the Years Ending in December 31, 1998 and
  December 31, 1997 . . . . . . . . . . . . . . . .. . . . . . 23

Notes to Financial Statements, December 31, 1998
  and December 31, 1997 . . . . . . . . . . . . . . . . . . .  24

                                   Todd Nimms
                           Certified Public Accountant
                          7900 East Greenway, Suite 102
                            Scottsdale, Arizona 85260
                                 (602) 922-9293

To the Board of Directors
Bad Toys, Inc.
Kingsport, Tennessee

I have audited the accompanying balance sheets of Bad Toys, Inc., (a development stage company) as of December 31,1998 and December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bad Toys, Inc. as of December 31, 1998 and December 31, 1997, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Todd Nims, C.P.A.
February 7, 1999


                                 Bad Toys, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                      December 31, 1998 & December 31, 1997


Assets                                                         12/31/98          12/31/97
------                                                        ---------         ---------
Cash & Cash Equivalents                                       $   1,757               476

Accounts Receivable                                               1,097                 0

Inventory (Note B)                                              180,160            79,950

Prepaid Expenses                                                 23,543            29,850
                                                              ---------         ---------

                               Total Current Assets             206,557           110,276
                                                              ---------         ---------

Property, Plat & Equipment,
         net of accumulated
         depreciation (Note C)                                   70,954            26,958

Organization Costs, net of
         accumulated amortization                                27,146            43,634
Syndication Costs                                                14,400            13,300

Utility Deposits                                                    280               280
                                                              ---------         ---------

                                       Total Assets             319,337           194,448
                                                              =========         =========

Liabilities & Shareholders' Equity
----------------------------------
Accounts Payable & Accrued Liabilities                           57,499             9,644
Current Portion of Long Term Debt                                 8,459                 0
                                                              ---------         ---------
                          Total Current Liabilities              65,958             9,644
                                                              ---------         ---------

Notes Payable - Long Term                                        26,994                 0
Notes Payable - Shareholders (Note F)                           216,176            78,213
                                                              ---------         ---------
                                  Total Liabilities             309,128            87,857
                                                              ---------         ---------

Common Stock                                                     53,550            52,360
Additional Paid in Capital                                      249,332           164,840
Deficit Accumulated During the
         Development Stage                                     (292,673)         (110,609)
                                                              ---------         ---------
           Total Liabilities & Shareholders' Equity             319,337           194,448
                                                              =========         =========

            See accountant's report and notes to financial statements


                                 Bad Toys, Inc.
                          (A Development Stage Company)
                    Statements of Income & Retained Earnings
                      December 31, 1998 & December 31, 1997


                                                      12/31/98         12/31/97
                                                     ----------       ----------
Sales                                                  77,451                -

Cost of Sales                                          80,885                -
                                                     ----------        ---------
                                   Gross Profit        (3,434)               -
                                                     ----------        ---------

General & Administrative Expenses                     158,371            42,681
                                                     ----------        ---------
Income (Loss) from operations before
         interest expense                            (161,805)          (42,681)

Interest Expense                                       20,259               551

                                                     ----------        ---------
                                   Net (Loss)        (182,064)          (43,232)
                                                     ----------        ---------

Beginning Retained Earnings\
         (Accumulated Deficit)                       (110,609)          (67,377)
                                                     ----------        ---------
Ending Retained Earnings\
         (Accumulated Deficit)                       (292,673)         (110,609)
                                                     ==========        =========

Net Earnings/(Loss) Per Common Share                      (.03)           ( .01)
                                                     ----------        ---------






            See accountant's report and notes to financial statements


                                 Bad Toys, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                      December 31, 1998 & December 31, 1997

                                                         12/31/98      12/31/97
                                                        ----------    ----------
Cash flow from operating activities:
         Cash received from customers                   $  76,354             0
         Cash paid to suppliers and employees            (220,835)      (20,673)
         Interest paid                                    (18,851)         (551)
         Other Operating Disbursements                    (50,489)            0
         Depreciation & Amortization                        6,543             0
                                                        ----------    ----------
  Net cash provided (used)
         by operating activities                         (207,278)      (20,122)

Cash flow from investing activities:
         Cash payments for the purchase
                  of property                             (50,539)            0
                                                        ----------    ----------
  Net cash provided (used)
         by investing activities                          (50,539)            0

Cash flow from financing activities:
         Proceeds from issuance of
                  long-term debt                           59,886         3,789
         Proceeds from equipment loans                     17,126             0
         Proceeds From Additional Paid
                  in Capital                               84,492        16,700
         Proceeds From Shareholder Debt                   216,176             0
         Proceeds From Issuance of Common Stock             1,190             0
                                                        ----------    ----------
  Net cash provided (used) by financing
         activities                                       259,098        20,489
                                                        ----------    ----------
Net increase (decrease) in cash
         and equivalents                                    1,281           367

Cash and equivalents, beginning of year                       476           109
                                                        ----------    ----------

Cash and equivalents, end of year                       $   1,757     $     476
                                                        ==========    ==========

Supplemental disclosures of cash
         flow information:
Cash paid during year for:
Interest expense                                              873             0

            See accountant's report and notes to financial statements

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                      December 31, 1998 & December 31, 1997

                                                         12/31/98      12/31/97
                                                        ----------    ----------
Reconciliation of net income to net cash
         provided by operating activities
Net Income\(Loss)                                       $ (182,065)   $ (43,232)
                                                        ----------    ----------
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                             23,032       16,488
  (Increase) decrease in accounts
         receivable                                         (1,097)           0
  (Increase) decrease in subscriptions
         receivable                                              0       41,000
  (Increase) decrease in prepaid expenses                    6,307      (29,850)
  (Increase) decrease in inventories                      (100,210)     (28,987)
  (Increase) decrease in fixed assets                            0       25,502
  (Increase) decrease in syndication costs                       0         (800)
  Increase (decrease) in accounts payable                   27,801         (263)
  Increase (decrease) in accrued liabilities                18,646            0
  Increase (decrease) in interest payable                    1,408           20
  (Increase) decrease in other assets                       (1,100)           0
                                                        ----------    ----------
  Total Adjustments                                        (25,213)      23,110
                                                        ----------    ----------
Net cash provided (used) by
         operating activities                           $ (207,278)   $ (20,122)
                                                        ==========    ==========






           See accountant's report and notes to financial statements

                                 Bad Toy's, Inc.
                  Statement of Changes in Stockholders' Equity
                  For the Years Ending December 31, 1998 & 1997

                                             Additional
                                    Common     Paid In          Retained
                                    Stock      Capital          Earnings
                                    -----      -------          --------

Balance, December 31, 1996          50,836      90,164           (67,377)

Issuance of 152,400 shares
         of Common Stock             1,524      74,676

Net Loss                                                        (43,232)
                                    ------     --------          --------

Balance, December 31, 1997          52,360     164,840          (110,609)

Issuance of 119,000 shares
         of Common Stock             1,190      84,492

Net Loss                                                        (182,064)
                                    ------     --------          --------

Balance, December 31, 1998          53,550     249,332          (292,673)
                                    ======     ========          =========

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bad Toys, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                              Nature of Operations
                              --------------------
The Company was organized and incorporated on April 21, 1995 and began business on April 1, 1998. The company operates a custom motorcycle manufacturing and service facility in Kingsport, TN. The Company offers retail parts and product sales as well as motorcycle service to its customers seven days a week. Although principally located in Kingsport, TN, the Company's customers are located primarily throughout the United States.

                                   Inventories
                                   -----------
The Company's inventories are stated at the lower of standard cost (which approximates average cost) or market.

                             Property and Equipment
                             ----------------------
Property and equipment are carried at cost. For financial statement and federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided using rates based on the following useful lives:


                                 Years
                      Machinery and equipment   3 - 10
                      Furniture and fixtures    3 - 10
                      Leasehold Improvements   20 - 30

Depreciation expense for the year ended December 31, 1998 is $6,544.

                               Organization Costs
                               ------------------
Costs of organizing the Company are recorded as organization costs and amortized over five years on a straight-line basis.

                          Concentrations of Credit Risk
                          -----------------------------
The Company is engaged in the manufacture and servicing of highly custom motorcycles.
The sales revenues are primarily derived from an area encompassing a two hundred mile radius of Kingsport Tennessee. The company performs credit evaluations of customers in the rare cases where credit is granted, and generally requires no collateral from its customers.

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE B - INVENTORIES

Inventories consisted of the following:
                                Dec. 31, 1998     Dec. 31, 1997
                                -------------     -------------
  Work in Process                  $ 82,862          $63,731
  Finished goods                     97,298           16,219
                                     ------           ------
                                   $180,160          $79,950

Inventories are stated at the lower of standard cost (which approximates average cost) or market.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

                             Dec. 31, 1998    Dec. 31, 1997
                             -------------    -------------
Vehicles                        $20,328         $    -
Equipment                        10,042           2,140
Furniture and Fixtures            2,082           1,203
Leasehold Improvements           45,045          23,615
                                 77,497          26,958
Less accumulated depreciation  (  6,543)        (   -  )
                                -------         -------
                                $70,954         $26,958
                                =======         =======

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE D - LONG-TERM DEBT

Long-term debt consists of the following:


                                                  Dec. 31, 1998    Dec. 31, 1997
                                                  -------------    -------------
Bank note payable $629.04 per month plus
  interest accrued at 9.75%, secured by vehicle.    $   5,425                -
Bank note payable $285.60 per month plus
  interest accrued at 9.5%, secured by vehicle.         5,503                -
Unsecured Notes payable to individuals,
  corporations,  and limited liability companies,
  with interest at 10-10.5%, due at renewal cycle,
  or at payoff dates ranging from 6-18 months,
  convertible to common stock under varying
  terms ranging from $1.25 to 1/2 of the weighted
  average issuance price of all shares issued.         24,525                -

Unsecured  Notes  payable to  stockholders
  due Sept.  30, 2000 with interest at 10.5%,
  convertible  to common stock under varying
  terms ranging from $1.25 to 1/2 of the weighted
  average issuance price of all shares issued.        216,176            78,213
                                                      -------            ------
                                                      251,629            78,213
Less current portion                                   (8,459)           (    -)
                                                        -----

Long-term Debt                                      $ 243,170         $  78,213
                                                      =======            ======

Maturities of long-term debt are as follows:

                            Year Ending
                            December 31,                Amount
                                  1999                $  8,459
                                  2000                 243,170
                                                       -------
                                                      $251,629

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31, 1998 & December 31, 1997

NOTE E - INCOME TAXES

                          Operating Loss Carry-forwards
                          -----------------------------
The Company has loss carry-forwards totaling $144,154 that may be offset against future taxable income. If not used, the carry-forwards will expire as follows:

                                          Operating
                                            Losses
                                          ---------
                  Year 11                 $     849
                  Year 12                    15,001
                  Year 13                    43,093
                  Year 14                    85,211
                                            -------
                                          $ 144,154
                                          =========

NOTE F - RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and affiliated entities:

1. Notes payable to related parties as of December 31, 1998 and December 31, 1997, consisted of the following:


                                                   Dec 31, 1998    Dec. 31, 1997
                                                   ------------    -------------
Notes payable to Larry & Susan Lunan due
  Sept. 30, 2000 with interest at 10.5%.             $178,082         $70,213

Notes payable to Barrick Properties, LLC, with
  interest at 10-10.5%, with annual renewal options.   38,094           8,000
                                                      -------          ------
                                                     $216,176         $78,213
                                                      =======          ======



2. The Company leases its facilities from a minority stockholder as described in Note G below.

                                 Bad Toys, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                      December 31,1998 & December 31, 1997

NOTE G - LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a five-year non-cancelable operating lease expiring in September, 2002. There is no option to renew the lease. The lessor of the facility is a stockholder of the Company. Lessor has received shares of stock as prepaid rent for the term of the lease. Monthly rent is $1,420, which includes monthly-prepaid rent expensed of $520.

The following is a schedule of future minimum rental payments required under the above operating lease (excluding prepaid rent expensed) as of December 31, 1998:

                                   Year Ending
                                   December 31,           Amount
                                   ------------           -------
                                       1999               $10,800
                                       2000                10,800
                                       2001                10,800
                                       2002                 8,100
                                                          -------
                                                          $40,500

Rental expense for the nine months ended December 31, 1998 and the year ended December 31, 1997 were $ 20,040 and $ 8,680, respectively.

NOTE H - OPERATING AND CASH FLOW DEFICITS

The Company has experienced significant adversity during the development stage of its existence. As a result, the Company has a cumulative operating deficit of $290,192, and current liabilities, including the current portion of long term debt, exceeds cash and current receivables by $71,551 at December 31, 1998. Management is anticipating a large capital inflow from a planned initial public offering scheduled for April 1999. While the proposed capital injection as well as potential conversions of long term debt to common stock, do project to improve the Company's working capital position, there can be no assurance that the Company will be successful in accomplishing its objectives.

                                    EXHIBITS

Index to Exhibits

         Exhibit No.                                 Description

            3          -       Articles of Incorporation of Bad Toys, Inc.

            3.1        -       Bylaws of Bad Toys, Inc.

            4          -       Convertible  promissory  note  dated  January  5,
                               1999  issued by the  Company  to  Barrick
                               Properties, Inc., which note is representative of other convertible promissory notes issued by the Company.

           10          -       Kingsport, Tennessee facility lease between the
                               Company and Gary C. and Andrea W. Andes

           10.1        -       Stock option agreement between the Company and
                               its president, Larry N. Lunan

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BAD TOYS, INC.



Date:  February 22, 1999            By /s/ Larry N. Lunan
                                      ---------------------------------
                                      Larry N. Lunan, President



Date:  February 22, 1999            /s/ Roger A. Warren
                                    -----------------------------------
                                    Roger A. Warren, Chief Financial
                                    Officer, Vice President and
                                    Director



Date:  February 22, 1999            /s/ Larry N. Lunan
                                    -----------------------------------
                                    Larry N. Lunan, President and
                                    Director



Date:  February 22, 1999            /s/ Monte W. Barrick
                                    -----------------------------------
                                    Monte W. Barrick, Director